[LOGO OMITTED]   CORNERSTONE
                 FINANCIAL CORPORATION

                                                  September 16, 2010

VIA EDGAR
---------
Brittany Ebbertt, Staff Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

                  Re: Cornerstone Financial Corporation
                      Form 10-K for the year ended December 31, 2009
                      Form 10-Q for the fiscal period ended June 30, 2010 File No. 000-53576

Dear Ms. Ebbertt:

     This will confirm our telephone discussion in which I requested an extension of time to respond to the comments contained in the September 7, 2010 letter from Kevin W. Vaughn, Accounting Branch Chief. Due to previously scheduled absences by members of our senior financial reporting and loan staff, the Company will have significant difficulty responding to the comments contained in the September 7, 2010 letter within the time frame set forth therein. On that basis, I request an extension of time until October 5, 2010 to respond to the comments.

     Please do not hesitate to call me if you have any questions or need further information with regard to this request.


                                      Very truly yours,

                                      /S/ KEITH WINCHESTER
                                      -------------------------
                                      Keith Winchester
                                      Chief Financial Officer




   6000 MIDLANTIC DRIVE o SUITE 120 S o MOUNT LAUREL, NJ 08054 o 856-439-0300